

Mail Stop 7010

May 22, 2009

Daniel Novegil
Chief Executive Officer
Ternium S.A.
46A, Avenue John F. Kennedy—2nd floor
Luxembourg L-1855

      RE: Ternium S.A.
              Form 20-F for the Fiscal Year Ended December 31, 2007
              Filed June 25, 2008
              Form 6-K as of February 24, 2009
              Filed February 25, 2009
              File No. 001-32734

Dear Mr. Novegil:

      We have completed our review of the above-referenced filings and have no further comments at this time.

                      Sincerely,

                      Hagen Ganem
                      Staff Attorney

cc: Robert S. Risoleo (via facsimile)
        Sullivan & Cromwell LLP